UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
  _____________________________________________________________
FORM 6-K/A
(Amendment No.1)
  _____________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2022
Commission file number 1-32479
  _____________________________________________________________
SEAPEAK LLC
(Exact name of Registrant as specified in its charter)
   _____________________________________________________________
2000, 550 Burrard Street, Vancouver, BC, Canada, V6C 2K2
(Address of principal executive office)
   _____________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐

EXPLANATORY NOTE

Seapeak LLC (referred to herein as the Company, we, our or us) is filing this Report on Form 6-K/A for the three and nine months ended September 30, 2022 to amend our Report on Form 6-K for the three and nine months ended September 30, 2022 (the Original Filing) that was filed with the Securities and Exchange Commission (or SEC) on November 18, 2022. Concurrently with this filing, we are also filing a Report on Form 6-K/A for the three months ended March 31, 2022 and a Report on Form 6-K/A for the three and six months ended June 30, 2022 for the same reasons. The initial Reports on Form 6-K for the periods ended March 31, 2022, June 30, 2022 and September 30, 2022 should no longer be relied upon. We are not amending any filings for 2021 or for any other prior years.

We are restating our previously reported results for the three and nine months ended September 30, 2022 to reflect the unrealized gains from the interest rate swaps in two of our equity-accounted joint ventures within other comprehensive income in the Company’s statements of comprehensive income instead of within equity income in the Company’s statements of income, which impacts previously reported net income and certain notes to the unaudited consolidated financial statements. There are no changes reflected in this filing to the Company’s previously reported total comprehensive income, including the allocation of such amount between the Company’s common unitholders and preferred unitholders, or to the Company’s previously reported assets, liabilities, total equity (including the allocation of such amount between the Company’s common unitholders and preferred unitholders), cash flows and liquidity. All items in this Report on Form 6-K/A that relate to periods prior to January 1, 2022 remain unchanged. Additional information about the restatement is contained in Note 18 to our unaudited consolidated financial statements for the three and nine months ended September 30, 2022. In addition, we have made necessary conforming changes in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

The Company is also amending its disclosure related to the non-GAAP measure “net voyage revenues” in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, to conform to the disclosure format provided in its Annual Report on Form 20-F for the year ended December 31, 2021.

For the convenience of the reader, this filing sets forth the Original Filing in its entirety, subject to the amendments and restatements described above. Except for the amended or restated information described above, this Report on Form 6-K/A continues to speak as of the date of the Original Filing. Other events occurring after the filing of the Original Filing or other disclosures necessary to reflect subsequent events have been or will be addressed in other reports filed with or furnished to the SEC subsequent to the date of the Original Filing.

SEAPEAK LLC AND SUBSIDIARIES
REPORT ON FORM 6-K/A FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2022

ITEM 1 – FINANCIAL STATEMENTS
SEAPEAK LLC AND SUBSIDIARIES (note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	(restated-note 18)		(restated-note 18)
	$	$	$	$
Voyage revenues (notes 6 and 10a)	146,524	146,577	459,492	448,148
Voyage expenses	(13,368)	(7,221)	(27,829)	(20,764)
Vessel operating expenses (note 10a)	(45,296)	(30,426)	(139,046)	(93,051)
Time-charter hire expenses (note 10a)	—	(5,665)	(9,053)	(17,382)
Depreciation and amortization	(32,763)	(33,002)	(96,463)	(97,253)
General and administrative expenses (note 10a)	(5,555)	(12,619)	(19,643)	(26,707)
Write-down and gain on sale of vessels (note 14)	—	—	(43,802)	—
Restructuring charges (note 15)	—	—	(2,651)	—
Income from vessel operations	49,542	57,644	121,005	192,991
Equity income (notes 7 and 10a)	63,330	39,238	164,735	105,694
Interest expense	(35,048)	(29,513)	(96,700)	(89,249)
Interest income (note 7)	2,114	1,315	5,097	4,623
Realized and unrealized gain on non-designated derivative instruments (note 11)	22,732	101	63,397	3,849
Foreign currency exchange gain (notes 8 and 11)	9,403	2,767	29,560	6,884
Other income (expense) (notes 1 and 3b)	14,029	1,000	(8,396)	(3,857)
Net income before income tax expense	126,102	72,552	278,698	220,935
Income tax expense (note 9)	(2,280)	(2,226)	(6,785)	(3,264)
Net income	123,822	70,326	271,913	217,671
Non-controlling interest in net income	6,329	3,352	15,080	9,818
Preferred unitholders' interest in net income	6,408	6,425	19,241	19,275
General partner's interest in net income	—	1,062	740	3,311
Company / Limited partners' interest in net income	111,085	59,487	236,852	185,267

Related party transactions (note 10)

Subsequent events (note 17)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (note 1)
(in thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	(restated-note 18)		(restated-note 18)
	$	$	$	$
Net income	123,822	70,326	271,913	217,671
Other comprehensive income:
Other comprehensive income before reclassifications
Unrealized gain on qualifying cash flow hedging instruments, net of tax	27,683	2,942	82,016	24,001
Amounts reclassified from accumulated other comprehensive income (loss), net of tax
To equity income:
Realized loss on qualifying cash flow hedging instruments	392	5,096	8,795	15,174
To interest expense:
Realized loss on qualifying cash flow hedging instruments (note 11)	596	840	1,952	2,480
Other comprehensive income	28,671	8,878	92,763	41,655
Comprehensive income	152,493	79,204	364,676	259,326
Non-controlling interest in comprehensive income	6,508	3,664	15,666	11,343
Preferred unitholders' interest in comprehensive income	6,408	6,425	19,241	19,275
Company / General and limited partners' interest in comprehensive income	139,577	69,115	329,769	228,708
The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (note 1)
(in thousands of U.S. Dollars, except unit data)

	As at September 30, 2022	As at December 31, 2021
	(restated-note 18)
	$	$
ASSETS
Current
Cash and cash equivalents	113,825	92,069
Restricted cash – current (note 13)	42,065	11,888
Accounts receivable, including non-trade of $14,975 (2021 – $25,247)	49,261	45,505
Prepaid expenses	17,503	14,950
Vessel held for sale (note 14a)	—	9,813
Current portion of derivative assets (note 11)	14,319	672
Current portion of net investments in direct financing leases, net (notes 3b and 6)	16,004	14,860
Current portion of advances to equity-accounted joint ventures, net (notes 3b and 7)	—	17,500
Advances to affiliates (note 10b)	20,911	4,153
Other current assets	2,127	6,033
Total current assets	276,015	217,443
Restricted cash – long-term (note 13)	10,603	38,100
Vessels and equipment
At cost, less accumulated depreciation of $688,483 (2021 – $801,725)	1,108,160	1,186,968
Vessels related to finance leases, at cost, less accumulated depreciation of $244,521 (2021 – $206,161) (note 5)	1,615,308	1,637,815
Operating lease right-of-use assets	—	6,747
Total vessels and equipment	2,723,468	2,831,530
Investments in and advances to equity-accounted joint ventures, net (notes 3b and 7)	1,333,811	1,136,374
Net investments in direct financing leases, net (notes 3b and 6)	475,135	480,508
Other assets	34,886	26,710
Derivative assets (note 11)	37,703	7,425
Intangible assets, net	19,012	25,654
Goodwill	34,841	34,841
Total assets	4,945,474	4,798,585
LIABILITIES AND EQUITY
Current
Accounts payable	3,118	10,197
Accrued liabilities and other (note 11)	74,955	71,864
Unearned revenue (note 6)	25,702	19,973
Current portion of long-term debt (note 8)	218,452	156,064
Current obligations related to finance leases (note 5)	75,537	73,953
Current portion of operating lease liabilities	—	6,747
Current portion of derivative liabilities (note 11)	23,485	15,581
Advances from affiliates (note 10b)	31,142	12,426
Total current liabilities	452,391	366,805
Long-term debt (note 8)	990,097	1,223,578
Long-term obligations related to finance leases (note 5)	1,138,070	1,195,037
Other long-term liabilities (notes 3b, 6 and 12b)	68,730	60,853
Derivative liabilities (note 11)	26,722	23,289
Total liabilities	2,676,010	2,869,562
Commitments and contingencies (notes 5, 7, 8, 11 and 12)
Equity
Common units (88.6 million units issued and outstanding at September 30, 2022) (Limited partner common units at December 31, 2021 – 87.0 million)	1,869,055	1,583,229
Preferred units (11.9 million units authorized; 11.8 million units issued and outstanding at September 30, 2022) (Limited partner preferred units – 11.9 million units authorized; 11.8 million units issued and outstanding at December 31, 2021)	284,397	285,159
General partner	—	48,286
Accumulated other comprehensive income (loss)	39,014	(53,163)
Equity	2,192,466	1,863,511
Non-controlling interest	76,998	65,512
Total equity	2,269,464	1,929,023
Total liabilities and total equity	4,945,474	4,798,585
The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2022	2021
	(restated-note 18)
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	271,913	217,671
Non-cash and non-operating items:
Unrealized gain on non-designated derivative instruments (note 11)	(70,768)	(34,178)
Depreciation and amortization	96,463	97,253
Write-down and gain on sale of vessels (note 14)	43,802	—
Unrealized foreign currency exchange gain	(37,470)	(13,125)
Equity income, net of distributions received and return of capital $70,128 (2021 – $39,089)	(94,607)	(66,605)
Amortization of deferred financing issuance costs included in interest expense	5,507	4,134
Change in unrealized credit loss provisions included in other income (expense) (note 3b)	(8,800)	3,117
Other non-cash items	4,973	3,823
Change in operating assets and liabilities:
Receipts from direct financing leases	12,094	11,108
Expenditures for dry docking	(20,191)	(10,818)
Other operating assets and liabilities	(15,784)	(74,683)
Net operating cash flow	187,132	137,697
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	177,709	237,691
Scheduled repayments of long-term debt and settlement of related swaps (note 11)	(79,164)	(174,415)
Prepayments of long-term debt	(197,836)	(136,543)
Financing issuance costs	(2,200)	(2,631)
Scheduled repayments of obligations related to finance leases	(55,383)	(53,878)
Cash distributions paid	(19,241)	(92,306)
Repurchase of preferred units (note 16)	(785)	—
Acquisition of Teekay Subsidiaries, includes assumed cash of $5.7 million (note 1)	10,674	—
Contribution from Stonepeak (note 1)	6,035	—
Repurchase of restricted unit awards (note 1)	(5,964)	—
Dividends paid to non-controlling interests	(4,180)	(2,923)
Net financing cash flow	(170,335)	(225,005)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(18,693)	(25,338)
Proceeds from repayments of advances to equity-accounted joint ventures	7,500	10,330
Proceeds from sales of investment in equity-accounted joint venture and vessel (notes 7c and 14a)	18,832	—
Net investing cash flow	7,639	(15,008)
Increase (decrease) in cash, cash equivalents and restricted cash	24,436	(102,316)
Cash, cash equivalents and restricted cash, beginning of the period	142,057	257,943
Cash, cash equivalents and restricted cash, end of the period	166,493	155,627
Supplemental cash flow information (note 13)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Unitholder Equity (note 1)
	Company /Limited Partner Common Units (note 1)	Company /Limited Partner Common Units (note 1)	Company /Limited Partner Preferred Units (note 1)	Company /Limited Partner Preferred Units (note 1)	General Partner (note 1)	Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest	Total
		(restated - note 18)			(restated -note 18)	(restated - note 18)		(restated -note 18)
	#	$	#	$	$	$	$	$
Balance as at December 31, 2021	87,010	1,583,229	11,800	285,159	48,286	(53,163)	65,512	1,929,023
Cancellation of restricted unit awards (note 1)	—	(3,254)	—	—	(59)	—	—	(3,313)
Contributed capital from Stonepeak (note 1)		5,926			109			6,035
Acquisition of Teekay Subsidiaries (note 1)	—	(2,701)	—	—	(50)	—	—	(2,751)
Distributions declared:
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,812)	—	—	—	(2,812)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,613)	—	—	—	(3,613)
Net income prior to conversion to limited liability company (note 1)	—	40,407	—	3,998	740	—	2,495	47,640
Conversion to limited liability company (note 1)	(87,010)	(1,623,607)	(11,800)	(282,732)	(49,026)	—	—	(1,955,365)
Issuance of Company common & preferred units (note 1)	88,565	1,672,633	11,800	282,732	—	—	—	1,955,365
Net income post conversion to limited liability company (note 1)	—	11,970	—	2,427	—	—	2,686	17,083
Other comprehensive income	—	—	—	—	—	39,846	206	40,052
Dividends paid to non-controlling interest	—	—	—	—	—	—	(502)	(502)
Balance as at March 31, 2022	88,565	1,684,603	11,800	285,159	—	(13,317)	70,397	2,026,842
Net income	—	73,390	—	6,408	—	—	3,570	83,368
Other comprehensive income	—	—	—	—	—	23,839	201	24,040
Distributions declared:
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,800)	—	—	—	(2,800)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,608)	—	—	—	(3,608)
Repurchase of preferred units (note 16)	—	(23)	(32)	(762)	—	—	—	(785)
Balance as at June 30, 2022	88,565	1,757,970	11,768	284,397	—	10,522	74,168	2,127,057
Net income	—	111,085	—	6,408	—	—	6,329	123,822
Other comprehensive income	—	—	—	—	—	28,492	179	28,671
Distributions declared:
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,800)	—	—	—	(2,800)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,608)	—	—	—	(3,608)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(3,678)	(3,678)
Balance as at September 30, 2022	88,565	1,869,055	11,768	284,397	—	39,014	76,998	2,269,464

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Partners’ Equity
	Limited Partners
	Common Units	Common Units	Preferred Units	Preferred Units	General Partner	Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest	Total
	#	$	#	$	$	$	$	$
Balance as at December 31, 2020	86,951	1,465,408	11,800	285,159	46,182	(103,836)	53,357	1,746,270
Net income	—	79,740	—	6,425	1,426	—	3,476	91,067
Other comprehensive income	—	—	—	—	—	42,461	1,343	43,804
Distributions declared:
Common units ($0.25 per unit)	—	(21,738)	—	—	(389)	—	—	(22,127)
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,812)	—	—	—	(2,812)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,613)	—	—	—	(3,613)
Equity-based compensation	13	336	—	—	6	—	—	342
Balance as at March 31, 2021	86,964	1,523,746	11,800	285,159	47,225	(61,375)	58,176	1,852,931
Net income	—	46,040	—	6,425	823	—	2,990	56,278
Other comprehensive loss	—	—	—	—	—	(10,897)	(130)	(11,027)
Distributions declared:
Common units ($0.2875 per unit)	—	(25,002)	—	—	(447)	—	—	(25,449)
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,812)	—	—	—	(2,812)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,613)	—	—	—	(3,613)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(2,670)	(2,670)
Equity-based compensation, net of withholding tax of $0.2 million	20	664	—	—	12	—	—	676
Balance as at June 30, 2021	86,984	1,545,448	11,800	285,159	47,613	(72,272)	58,366	1,864,314
Net income	—	59,487	—	6,425	1,062	—	3,352	70,326
Other comprehensive income	—	—	—	—	—	8,566	312	8,878
Distributions declared:
Common units ($0.2875 per unit)	—	(25,008)	—	—	(447)	—	—	(25,455)
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,812)	—	—	—	(2,812)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,613)	—	—	—	(3,613)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(253)	(253)
Equity-based compensation, net of withholding tax of $0.3 million	26	107	—	—	2	—	—	109
Balance as at September 30, 2021	87,010	1,580,034	11,800	285,159	48,230	(63,706)	61,777	1,911,494
The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

1.Basis of Presentation

On October 4, 2021, the Company (as Teekay LNG Partners L.P.), entered into an agreement and plan of merger with Teekay GP L.L.C (or the General Partner), an investment vehicle (or Acquiror) managed by Stonepeak Partners L.P. (or Stonepeak), and a wholly-owned subsidiary of Acquiror (or Merger Sub). On January 13, 2022, Stonepeak completed its acquisition of the Company, with Merger Sub merging with and into the Company, and with the Company surviving the merger as a subsidiary of Stonepeak (or the Merger). Pursuant to the Merger and related transactions (collectively referred to as the "Stonepeak Transaction"), (a) each issued and outstanding common unit of the Company, including approximately 36.0 million common units owned by Teekay Corporation (or Teekay) (but excluding any common units owned by the Company, Acquiror or the Company’s or Acquiror’s respective wholly-owned subsidiaries), was converted into the right to receive cash in an amount equal to $17.00 per common unit, (b) Teekay sold to Acquiror all of the outstanding ownership interests in the General Partner for $26.4 million, which price consisted of $17.00 for each of the approximately 1.6 million common unit equivalents represented by the economic interest of the General Partner's general partner interest in the Company and (c) the Company acquired certain restructured subsidiaries of Teekay (or the Teekay Subsidiaries) that provide, through services agreements, comprehensive managerial, operational and administrative services to the Company and its subsidiaries and joint ventures and as a result of this acquisition, Teekay paid the Company $4.9 million. The Company incurred fees of $18.0 million relating to professional services provided in connection to the Stonepeak Transaction which are included in other income (expense) in the Company's consolidated statements of income for the nine months ended September 30, 2022. On January 24, 2022, the Company's common units were delisted from the New York Stock Exchange. The Company's Series A and Series B Preferred Units remain outstanding and continue to trade on the New York Stock Exchange following the Merger.
As a result of the concurrent acquisition of both the Company and the Teekay Subsidiaries by Stonepeak, where the Teekay Subsidiaries became subsidiaries of the Company on completion of the Stonepeak Transaction, the acquisition of the Teekay Subsidiaries was accounted for by the Company as the acquisition of a business between entities under common control of Stonepeak. As such, the assets acquired and liabilities assumed by the Company on January 13, 2022 in connection with the acquisition of the Teekay Subsidiaries are recognized at their fair values. Due to negative working capital of the Teekay Subsidiaries on closing, Teekay paid the Company $4.9 million for the purchase of the Teekay Subsidiaries. The excess of the net recognized liabilities of the Teekay Subsidiaries over the amount paid by Teekay to the Company has been reflected as a decrease to equity of $2.8 million.
Additionally, at the effective time of the Merger on January 13, 2022, each restricted unit award granted pursuant to the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan that was outstanding immediately prior to the effective time, whether or not vested, was automatically vested, cancelled and converted into the right to receive an amount in cash equal to $17.00 multiplied by the number of common units subject to such restricted unit award held by the holder thereof, less applicable taxes. The amount of compensation cost for these restricted unit awards as measured at the grant date but not yet recognized as of the cancellation date was $2.7 million and has been expensed on such date. The total cash cost, including taxes, was $6.0 million and was accounted for as a direct reduction to equity. Such amount of $6.0 million was paid for with funds advanced by Stonepeak and this funding has been accounted for by the Company as a $6.0 million increase to equity.
On February 25, 2022, Teekay LNG Partners L.P. converted from a limited partnership formed under the laws of the Republic of the Marshall Islands (or the Partnership) into a limited liability company formed under the laws of the Republic of the Marshall Islands (or the Conversion). The Conversion is deemed a continuation of the existence of the Partnership in the form of the Company, as a Marshall Islands limited liability company, with the existence of the Company deemed to have commenced on the date the Partnership commenced its existence. Upon the Conversion, all of the rights, privileges and powers of the Partnership, and all property of and all property and debts due to the Partnership, became vested in the Company and the property of the Company. In addition, all rights of creditors and all liens upon any property of the Partnership were preserved unimpaired and all debts, liabilities and duties of the Partnership automatically attached to the Company. Concurrently with the Conversion, the Company changed its name to Seapeak LLC and changed the ticker symbols for its Series A Preferred Units and Series B Preferred Units from “TGP PRA” and “TGP PRB” to “SEAL PRA” and “SEAL PRB,” respectively.
Pursuant to the Conversion:

•each outstanding common unit of the Partnership was converted into one issued and outstanding, fully paid and non-assessable common unit of the Company;
•each outstanding Series A Preferred Unit and Series B Preferred Unit of the Partnership was converted into one issued and outstanding, fully paid and non-assessable Series A Preferred Unit or Series B Preferred Unit of the Company, as applicable; and
•the general partner interest in the Partnership was converted into 1,555,061 common units of the Company (which number is equal to the notional common units of the Partnership represented by such general partner interest immediately prior to the Conversion) and the Company, as a limited liability company, no longer had a general partner.

The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These unaudited consolidated financial statements include the accounts of the Company, which is a limited liability company formed under the laws of the Republic of the Marshall Islands, its wholly-owned and controlled subsidiaries and any variable interest entities (or VIEs) of which it is the primary beneficiary.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021, which were included in the Company’s Annual Report on Form 20-F for the year ended

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

December 31, 2021 filed with the U.S. Securities and Exchange Commission (or SEC) on April 4, 2022. In the opinion of the management of the Company, these unaudited consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is possible that the amounts recorded as derivative liabilities and derivative assets could vary by material amounts prior to their settlement.

2.Accounting Pronouncements

In March 2020, the Financial Accounting Standards Board (or FASB) issued ASU 2020-04 - Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (or ASU 2020-04). This ASU provides optional guidance for a limited period of time to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (or LIBOR). This ASU applies only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. The Company adopted this update effective January 1, 2022. The Company does not expect any material impact from the adoption of ASU 2020-04.
In July 2021, the FASB issued ASU 2021-05 - Leases (Topic 842) Lessors — Certain Leases with Variable Lease Payments (or ASU 2021-05). Pursuant to ASU 2021-05, lessors should classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if, without reference to ASU 2012-05, the lease would have been classified as a sales-type lease or a direct financing lease and a day-one loss would have been recognized. On January 1, 2022, the Company adopted ASU 2021-05 prospectively to leases that commence or are modified on or after January 1, 2022.
3.    Fair Value Measurements and Financial Instruments

a) Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Item 18 – Financial Statements: Note 3a to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2021. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

		September 30, 2022		December 31, 2021
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash (note 13)	Level 1	166,493	166,493	142,057	142,057
Derivative instruments (note 11)
Interest rate swap agreements – assets	Level 2	50,668	50,668	3,896	3,896
Interest rate swap agreements – liabilities	Level 2	(599)	(599)	(26,802)	(26,802)
Cross currency swap agreements – assets	Level 2	1,354	1,354	4,201	4,201
Cross currency swap agreements – liabilities	Level 2	(49,893)	(49,893)	(14,654)	(14,654)
Non-recurring:
Vessel held for sale (note 14a)	Level 2	—	—	9,813	9,813
Equity-accounted joint ventures	Level 2	—	—	10,418	10,418
Other:
Loans to equity-accounted joint ventures (note 7)	(i)	111,959	(i)	115,637	(i)
Long-term debt – public (note 8)	Level 1	(257,999)	(250,765)	(317,860)	(325,873)
Long-term debt – non-public (note 8)	Level 2	(950,550)	(944,565)	(1,061,782)	(1,093,400)
Obligations related to finance leases (note 5)	Level 2	(1,213,607)	(1,180,012)	(1,268,990)	(1,332,044)

(i)The advances to equity-accounted joint ventures together with the Company’s equity investments in the joint ventures form the net aggregate carrying value of the Company’s interests in the joint ventures in these unaudited consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

b) Credit Losses

For a description of the Company's exposure to potential credit losses under ASC 326, see Item 18 – Financial Statements: Note 3b to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2021.

The following table includes the amortized cost basis of the Company’s direct interests in financing receivables and net investment in direct financing leases by class of financing receivables and by period of origination and their associated credit quality as at September 30, 2022 and December 31, 2021.

		As at September 30, 2022		As at December 31, 2021
	Period of Origination	Credit Quality Grade (1)	Amortized Cost Basis $	Credit Quality Grade (1)	Amortized Cost Basis $

Direct financing leases
Tangguh Hiri and Tangguh Sago	2017 and prior	Performing	309,517	Performing	319,799
Seapeak Bahrain (formerly Bahrain Spirit)	2018	Performing	207,622	Performing	209,569
			517,139		529,368
Loans to equity-accounted joint ventures
Exmar LPG Joint Venture	2017 and prior	Performing	24,766	Performing	32,266
Bahrain LNG Joint Venture	2017 and prior	Performing	87,193	Performing	83,371
			111,959		115,637
			629,098		645,005

(1)For a description of how the Company's credit quality grades are determined see Item 18 – Financial Statements: Note 3b to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2021. As at September 30, 2022 and December 31, 2021, all direct financing and sales-type leases held by the Company and the Company’s equity-accounted joint ventures had a credit quality grade of performing.

Changes in the Company's allowance for credit losses for the three and nine months ended September 30, 2022 and 2021 are as follows:

	Direct Financing Leases (1) (2) $	Direct Financing and Sales-Type Leases and Other within Equity-Accounted Joint Ventures (1) (2) $	Loans to Equity-Accounted Joint Ventures (1) $	Guarantees of Debt (1) $	Total $
Three and Nine Months Ended September 30, 2022
As at January 1, 2022	34,000	58,300	4,100	1,700	98,100
Provision for potential credit losses	4,900	500	200	—	5,600
As at March 31, 2022	38,900	58,800	4,300	1,700	103,700
Provision for (reversal of) potential credit losses	200	(1,200)	(200)	(200)	(1,400)
As at June 30, 2022	39,100	57,600	4,100	1,500	102,300
Reversal of potential credit losses	(13,100)	(14,100)	(300)	(300)	(27,800)
As at September 30, 2022	26,000	43,500	3,800	1,200	74,500

Three and Nine Months Ended September 30, 2021
As at January 1, 2021	30,177	54,937	4,726	2,080	91,920
Provision for (reversal of) potential credit losses	4,436	6,677	(981)	218	10,350
As at March 31, 2021	34,613	61,614	3,745	2,298	102,270
Provision for (reversal of) potential credit losses	787	722	255	(298)	1,466
As at June 30, 2021	35,400	62,336	4,000	2,000	103,736
(Reversal of) provision for potential credit losses	(1,400)	(1,736)	300	(200)	(3,036)
As at September 30, 2021	34,000	60,600	4,300	1,800	100,700

(1)For a description of how the credit loss provision for direct financing leases, direct financing and sales-type leases and other within equity-accounted joint ventures, loans to equity-accounted joint ventures and guarantees of debt was determined for the three and nine months ended September 30, 2022 and 2021, see Item 18 – Financial Statements: Note 3b to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2021.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

(2)The change in credit loss provision of $(13.1) million and $(8.0) million for the Company's consolidated vessels' direct financing leases for the three and nine months ended September 30, 2022, respectively ($(1.4) million and $3.8 million for the three and nine months ended September 30, 2021, respectively), was included in other income (expense) in the Company's consolidated statements of income. The change in the credit loss provision for the three and nine months ended September 30, 2022 primarily reflects an increase in the estimated charter-free valuations for certain types of its liquefied natural gas (or LNG) carriers at the end of their respective time-charter contracts, which are accounted for as direct financing leases in the Company's consolidated balance sheets. These estimated future charter-free values are subject to change based on the underlying LNG shipping market fundamentals.

The change in credit loss provision of $(14.1) million and $(14.8) million for the three and nine months ended September 30, 2022, respectively ($(1.7) million and $5.7 million for the three and nine months ended September 30, 2021, respectively), relating to the direct financing and sales-type leases and other within the Company's equity-accounted joint ventures was included in equity income in the Company's consolidated statements of income. The change in credit loss provision for the three and nine months ended September 30, 2022 primarily reflects an increase in the estimated charter-free valuations for certain types of LNG carriers at the end of their respective time-charter contracts, which are accounted for as direct financing and sales-type leases within investments in equity-accounted joint ventures in the Company's consolidated balance sheets.
The changes in the credit loss provision for the Company's consolidated vessels and the vessels within the Company's equity-accounted joint ventures for the nine months ended September 30, 2022 do not reflect any material change in expectations of the charterers' ability to make their time-charter hire payments as they come due compared to the beginning of the period.

4.    Segment Reporting

The following tables include results for the Company’s segments for the periods presented in these unaudited consolidated financial statements.

	Three Months Ended September 30,
	2022			2021
	LNG Segment (restated) $	LPG Segment $	Total (restated) $	LNG Segment $	LPG Segment $	Total $
Voyage revenues	135,339	11,185	146,524	133,754	12,823	146,577
Voyage expenses	(7,015)	(6,353)	(13,368)	(1,778)	(5,443)	(7,221)
Vessel operating expenses	(41,900)	(3,396)	(45,296)	(25,326)	(5,100)	(30,426)
Time-charter hire expenses	—	—	—	(5,665)	—	(5,665)
Depreciation and amortization	(31,170)	(1,593)	(32,763)	(31,294)	(1,708)	(33,002)
General and administrative expenses (i)	(5,393)	(162)	(5,555)	(11,691)	(928)	(12,619)
Income (loss) from vessel operations	49,861	(319)	49,542	58,000	(356)	57,644
Equity income (note 7)	58,960	4,370	63,330	35,241	3,997	39,238

	Nine Months Ended September 30,
	2022			2021
	LNG Segment (restated) $	LPG Segment $	Total (restated) $	LNG Segment $	LPG Segment $	Total $
Voyage revenues	423,921	35,571	459,492	411,934	36,214	448,148
Voyage expenses	(10,702)	(17,127)	(27,829)	(4,748)	(16,016)	(20,764)
Vessel operating expenses	(126,359)	(12,687)	(139,046)	(78,169)	(14,882)	(93,051)
Time-charter hire expenses	(9,053)	—	(9,053)	(17,382)	—	(17,382)
Depreciation and amortization	(91,734)	(4,729)	(96,463)	(92,186)	(5,067)	(97,253)
General and administrative expenses (i)	(18,655)	(988)	(19,643)	(24,562)	(2,145)	(26,707)
(Write-down) and gain on sale of vessels (note 14)	(43,996)	194	(43,802)	—	—	—
Restructuring charges	(2,551)	(100)	(2,651)	—	—	—
Income (loss) from vessel operations	120,871	134	121,005	194,887	(1,896)	192,991
Equity income (note 7)	149,438	15,297	164,735	94,180	11,514	105,694
(i) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

A reconciliation of total segment assets to consolidated total assets presented in the Company's consolidated balance sheets is as follows:

	September 30, 2022	December 31, 2021
	$	$
Total assets of the LNG segment	4,587,059	4,449,598
Total assets of the LPG segment	244,590	252,765
Unallocated:
Cash and cash equivalents	113,825	92,069
Advances to affiliates	—	4,153
Consolidated total assets	4,945,474	4,798,585

5.    Obligations related to Finance Leases

	September 30, 2022	December 31, 2021
	$	$
Total obligations related to finance leases	1,213,607	1,268,990
Less current portion	(75,537)	(73,953)
Long-term obligations related to finance leases	1,138,070	1,195,037

As at September 30, 2022 and December 31, 2021, the Company was a party to finance leases on nine LNG carriers. These nine LNG carriers were sold by the Company to third parties (or Lessors) and leased back under 7.5 to 15-year bareboat charter contracts ending in 2026 through 2034. At inception of these leases, the weighted-average interest rate implicit in these leases was 5.1%. The bareboat charter contracts are presented as obligations related to finance leases on the Company's consolidated balance sheets and have purchase obligations at the end of the lease terms.

The obligations of the Company under the bareboat charter contracts for the nine LNG carriers are guaranteed by the Company. The guarantee agreements require the Company to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. As at September 30, 2022, the Company was in compliance with all covenants in respect of the obligations related to its finance leases.

As at September 30, 2022, the remaining commitments related to the financial liabilities of these nine LNG carriers, including the amounts to be paid for the related purchase obligations, approximated $1.5 billion, including imputed interest of $286.2 million, repayable through 2034, as indicated below:

Commitments as at September 30, 2022
Year	$
Remainder of 2022	34,008
2023	135,459
2024	132,011
2025	129,725
2026	305,457
Thereafter	763,184

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

6.    Revenue

The Company’s primary source of revenue is from chartering its vessels to its customers. The Company primarily utilizes two forms of contracts consisting of time-charter contracts and voyage charter contracts. For a description of these contracts, see Item 18 – Financial Statements: Note 6 in the Company's audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2021.

The Company also generates revenue from the management and operation of vessels and the Bahrain LNG import terminal owned by the Company's equity-accounted joint ventures, as well as providing corporate management services to certain of these entities. Such services may include the arrangement of third-party goods and services for the vessel’s owner. The performance obligations within these contracts will typically consist of crewing, technical management, insurance and potentially commercial management. The performance obligations are satisfied concurrently and consecutively rendered over the duration of the management contract, as measured using the time that has elapsed from commencement of performance. Consideration for such contracts will generally consist of a fixed monthly management fee, plus the reimbursement without markup of crewing costs for the vessels being managed. The monthly management fee and reimbursement of crewing costs are typically invoiced and paid on a monthly basis.

Revenue Table

The following tables contain the Company’s revenue for the three and nine months ended September 30, 2022 and 2021, by contract type and by segment.

	Three Months Ended September 30,
	2022			2021
	LNG Segment $	LPG Segment $	Total $	LNG Segment $	LPG Segment $	Total $
Time charters	113,963	893	114,856	131,366	3,084	134,450
Voyage charters	—	10,292	10,292	—	9,739	9,739
Management fees and other income	21,376	—	21,376	2,388	—	2,388
	135,339	11,185	146,524	133,754	12,823	146,577

	Nine Months Ended September 30,
	2022			2021
	LNG Segment $	LPG Segment $	Total $	LNG Segment $	LPG Segment $	Total $
Time charters	360,574	6,623	367,197	404,792	6,890	411,682
Voyage charters	—	28,948	28,948	—	29,324	29,324
Management fees and other income	63,347	—	63,347	7,142	—	7,142
	423,921	35,571	459,492	411,934	36,214	448,148

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

The following table contains the Company’s revenue for the three and nine months ended September 30, 2022 and 2021, by contracts or components of contracts accounted for as leases and those not accounted for as leases:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Lease revenue
Lease revenue from lease payments of operating leases	110,653	124,312	345,897	382,615
Interest income on lease receivables	12,008	12,348	35,888	36,877
Variable lease payments - cost reimbursements(1)	1,116	1,541	3,869	4,686
	123,777	138,201	385,654	424,178
Non-lease revenue
Non-lease revenue - related to direct financing leases	1,371	5,988	10,491	16,828
Management fees and other income	21,376	2,388	63,347	7,142
	22,747	8,376	73,838	23,970
Total	146,524	146,577	459,492	448,148

(1)Reimbursements for vessel operating expenditures and dry-docking expenditures received from the Company's customers relating to such costs incurred by the Company to operate the vessel for the customer pursuant to charter contracts accounted for as operating leases.

Net Investments in Direct Financing Leases

As at September 30, 2022 and December 31, 2021, the Company had three LNG carriers, excluding the vessels in its equity-accounted joint ventures, that are accounted for as direct financing leases. For a description of the Company's LNG carriers accounted for as direct financing leases, see Item 18 – Financial Statements: Note 6 to the Company's audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2021.

As at September 30, 2022, estimated lease payments to be received by the Company related to its direct financing leases in each of the next five years were approximately $16.3 million (remainder of 2022), $64.0 million (2023), $64.3 million (2024), $64.2 million (2025), $64.2 million (2026) and an aggregate of $382.3 million thereafter. Two leases are expected to end in 2028 and the remaining lease is scheduled to end in 2039.

Operating Leases

As at September 30, 2022, the minimum scheduled future rentals to be received by the Company in each of the next five years for the lease and non-lease elements related to charters that were accounted for as operating leases are approximately $106.7 million (remainder of 2022), $372.5 million (2023), $309.0 million (2024), $231.6 million (2025), and $162.7 million (2026). Minimum scheduled future rentals on operating lease contracts do not include rentals from vessels in the Company’s equity-accounted joint ventures, rentals from unexercised option periods of contracts that existed on September 30, 2022, variable or contingent rentals, or rentals from contracts which were entered into or commenced after September 30, 2022. Therefore, the minimum scheduled future rentals on operating leases should not be construed to reflect total charter hire revenues for any of these five years.

Contract Liabilities

As at September 30, 2022, the Company had $34.8 million of advanced payments recognized as contract liabilities included in unearned revenue (December 31, 2021 – $22.2 million, September 30, 2021 – $18.6 million and December 31, 2020 – $28.4 million). The Company recognized $28.8 million and $15.5 million of revenue for the three months ended September 30, 2022 and 2021, respectively, that was recognized as a contract liability at the beginning of such three-month periods. The Company recognized $22.2 million and $28.4 million of revenue for the nine months ended September 30, 2022 and 2021, respectively, that was recognized as a contract liability at the beginning of each such nine-month period.

7. Equity-Accounted Joint Ventures

For a description of the Company's equity-accounted joint ventures, see Item 18 - Financial Statements: Note 7a in the Company's audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2021.

The Company's potential credit losses associated with its equity-accounted joint ventures are described in Note 3b and are excluded from the amounts in this note.

a)    As of September 30, 2022, the Company had advanced $24.8 million to the Exmar LPG Joint Venture (December 31, 2021 – $32.3 million), in which the Company has a 50% ownership interest. These advances bear interest at LIBOR plus 0.50% and have no fixed repayment terms. For the three and nine months ended September 30, 2022, interest earned on these loans amounted to $0.2 million and $0.3 million, respectively (three and nine months ended September 30, 2021 – $0.1 million and $0.3 million,

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

respectively), and is included in interest income in the Company's consolidated statements of income. As of September 30, 2022 and December 31, 2021, the interest receivable on these advances was $nil). These advances were included in investments in and advances to equity-accounted joint ventures, net in the Company’s consolidated balance sheets.

b)    As of September 30, 2022 and December 31, 2021, the Company had advanced $73.4 million to the Bahrain LNG Joint Venture, in which the Company has a 30% ownership interest. These advances bear interest at 6.0%. For the three and nine months ended September 30, 2022, interest earned on these advances amounted to $1.3 million and $3.8 million, respectively (three and nine months ended September 30, 2021 – $1.2 million and $3.6 million, respectively), and is included in interest income in the Company's consolidated statements of income. As of September 30, 2022 and December 31, 2021, the interest receivable on these advances was $13.8 million and $10.0 million, respectively. Both the advances and the accrued interest on these advances were included in investments in and advances to equity-accounted joint ventures, net in the Company’s consolidated balance sheets.

c)    In September 2022, the Company sold its 50% ownership interest in the Excalibur Joint Venture, an LNG-related joint venture which owns one LNG carrier that was included in the Company's LNG segment. At the time of the sale, the Company's ownership interest had a net book value $5.3 million. The Company received net proceeds of $8.8 million, resulting in a gain on sale of $3.5 million, which is included in equity income for the three and nine months ended September 30, 2022 in the Company's consolidated statements of income.

d)    The Company guarantees its proportionate share of certain loan facilities and obligations on interest rate swaps for certain of its equity-accounted joint ventures for which the aggregate principal amount of the loan facilities and fair value of the interest rate swaps as at September 30, 2022 was $1.2 billion. As at September 30, 2022, with the exception of debt service coverage ratio breaches for two of the vessels in the Angola Joint Venture, all of the Company's equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that the Company guarantees. In October 2022, the Angola Joint Venture obtained a waiver for the covenant requirements that were not met at June 30, 2022, with such waiver being valid until the next compliance test at December 31, 2022. The waiver is subject to the condition that dividends are withheld from the joint venture partners until such time that the loan facilities mature.

8. Long-Term Debt

	September 30, 2022	December 31, 2021
	$	$
U.S. Dollar-denominated Revolving Credit Facility due in 2023	60,000	165,000
U.S. Dollar-denominated Term Loans and Bonds due from 2024 to 2030	812,913	791,271
Norwegian Krone-denominated Bonds due from 2023 to 2026	261,798	323,193
Euro-denominated Term Loans due in 2023 and 2024	84,953	115,392
Total principal	1,219,664	1,394,856
Unamortized discount and debt issuance costs	(11,115)	(15,214)
Total debt	1,208,549	1,379,642
Less current portion	(218,452)	(156,064)
Long-term debt	990,097	1,223,578

As at September 30, 2022, the Company had one revolving credit facility, which provided for borrowings of up to $295.0 million (December 31, 2021 – two revolving credit facilities, which provided for borrowings of up to $400.4 million), of which $235.0 million (December 31, 2021 – $235.4 million) was undrawn. Interest payments are based on LIBOR plus a margin of 1.40%. The amount available under the revolving credit facility will be reduced by $295.0 million in December 2023, when the revolving credit facility matures. The revolving credit facility is unsecured and may be used by the Company for general company purposes.

As at September 30, 2022, the Company had six U.S. Dollar-denominated term loans and bonds outstanding, which totaled $812.9 million in aggregate principal amount (December 31, 2021 – $791.3 million). Interest payments on the term loans are based on LIBOR plus a margin, where margins ranged from 1.85% to 3.25%, and interest payments on the bonds are fixed and range from 4.11% to 4.41%. The six combined term loans and bonds require quarterly interest and principal payments and five have balloon or bullet repayments due at maturity. The term loans and bonds are collateralized by first-priority mortgages on the 14 Company vessels to which the loans relate, together with certain other related security. In addition, as at September 30, 2022, all of the outstanding term loans were guaranteed by either the Company or the ship-owning entities within the RasGas II Joint Venture, in which the Company has a 70% ownership interest.

As at September 30, 2022 and December 31, 2021, the Company had Norwegian Krone (or NOK) 2.9 billion of senior unsecured bonds in the Norwegian bond market that mature through 2026. As at September 30, 2022, the total amount of the bonds, which are listed on the Oslo Stock Exchange, was $261.8 million (December 31, 2021 – $323.2 million). The interest payments on the bonds are based on Norwegian Interbank Offered Rate (or NIBOR) plus a margin, where margins ranged from 4.60% to 5.15%. The Company entered into cross currency rate swaps, to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.74% to 7.89% and the transfer of principal fixed at $331.0 million upon maturity in exchange for NOK 2.9 billion (see Note 11). In connection with the Stonepeak Transaction, the Company also changed its trading symbols for its NOK-denominated bonds as follows: SPK05 (formerly TKLNG05), SPK06 (formerly TKLNG06) and SPK07 (formerly TKLNG07).

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

As at September 30, 2022, the Company had two Euro-denominated term loans outstanding, which totaled 86.7 million Euros ($85.0 million) (December 31, 2021 – 101.5 million Euros ($115.4 million)). Interest payments for one of the term loans are based on the Euro Interbank Offered Rate (or EURIBOR) plus a margin. Interest payments on the remaining term loan are based on EURIBOR where EURIBOR is limited to zero or above zero values, plus a margin. Margins on the term loans ranged from 0.60% to 1.95%. The term loans require monthly and semi-annual interest and principal payments. The term loans have varying maturities through 2024. The term loans are collateralized by first-priority mortgages on two of the Company vessels to which the loans relate, together with certain other related security and are guaranteed by the Company and one of its subsidiaries.

The weighted-average interest rates for the Company’s long-term debt outstanding as at September 30, 2022 and December 31, 2021 were 5.40% and 3.22%, respectively. These rates do not reflect the effect of related interest rate swaps that the Company has used to economically hedge certain of its floating-rate debt (see Note 11).

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds, the Company’s Euro-denominated term loans and restricted cash, and the change in the valuation of the Company’s cross currency swaps, the Company incurred foreign exchange gains of $9.4 million and $2.8 million for the three months ended September 30, 2022 and 2021, respectively, and gains of $29.6 million and $6.9 million for the nine months ended September 30, 2022 and 2021, respectively.

The aggregate annual long-term debt principal repayments required under the Company's revolving credit facility, loans and bonds subsequent to September 30, 2022 are $30.9 million (remainder of 2022), $276.7 million (2023), $131.7 million (2024), $174.8 million (2025), $394.5 million (2026) and $211.1 million (thereafter).

Certain loan agreements require that (a) the Company maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Company maintain certain ratios of vessel values related to the relevant outstanding loan principal balance, (c) the Company not exceed a maximum amount of leverage, and (d) certain of the Company’s subsidiaries maintain restricted cash deposits. As at September 30, 2022, the Company had four credit facilities with an aggregate outstanding loan balance of $455.9 million that require it to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios of 110%, 120%, 120% and 135%, which as at September 30, 2022, were 132%, 136%, 164% and 245%, respectively. The vessel values used in calculating these ratios are the appraised values provided by third parties, where available, or prepared by the Company based on second-hand sale and purchase market data. Since vessel values can be volatile, the Company’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Company sold any of the vessels. The Company’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Company's subsidiaries are in default under their term loans and, in addition, one of the term loans in the RasGas II Joint Venture requires it to satisfy a minimum vessel value to outstanding loan principal balance ratio to pay dividends. As at September 30, 2022, the Company was in compliance with all covenants relating to the Company’s credit facilities and other long-term debt.

9. Income Tax Expense

The components of the provision for income tax expense are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Current	(733)	(1,285)	(5,367)	(3,935)
Deferred	(1,547)	(941)	(1,418)	671
Income tax expense	(2,280)	(2,226)	(6,785)	(3,264)

Included in the Company's current income tax expense are provisions for uncertain tax positions relating to freight taxes. The Company does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include additional legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

10. Related Party Transactions

a)     The following table and related footnotes provide information about certain of the Company's related party transactions for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Voyage revenues (i)(ii)	28,971	9,869	84,600	29,285
Vessel operating expenses (iii)	—	(451)	(181)	(5,609)
Time-charter hire expenses (iv)	—	(5,665)	(9,053)	(17,382)
General and administrative (expenses) recoveries (v)	—	(9,382)	92	(18,374)
Restructuring charges (vi)	—	—	(2,651)	—
Equity income (vii)	610	609	1,808	1,808
(i)In September 2018, the Company’s Floating Storage Unit, the Seapeak Bahrain, commenced its 21-year charter contract with the Bahrain LNG Joint Venture. Voyage revenues from the charter of the Seapeak Bahrain to the Bahrain LNG Joint Venture for the three and nine months ended September 30, 2022, amounted to $7.6 million and $21.3 million, respectively ($7.5 million and $22.1 million for the three and nine months ended September 30, 2021, respectively). In addition, the Company has an operation and maintenance contract with the Bahrain LNG Joint Venture relating to the LNG regasification terminal in Bahrain. Fees received in relation to the operation and maintenance contract from the Bahrain LNG Joint Venture for the three and nine months ended September 30, 2022, were $2.8 million and $8.2 million, respectively ($2.4 million and $7.2 million for the three and nine months ended September 30, 2021, respectively), and are included in voyage revenues in the Company's consolidated statements of income.

(ii)Commencing in January 2022, following the acquisition of the Teekay Subsidiaries (as described in Note 1), the Company provides ship management and corporate services to certain of its equity-accounted joint ventures that own and operate LNG carriers on long-term charters. In addition, the Company was reimbursed for costs incurred by the Company for its seafarers operating these LNG carriers. During the three and nine months ended September 30, 2022, the Company earned management fees and cost reimbursements pursuant to these management agreements of $18.6 million and $55.1 million, respectively, which are included in voyage revenues in the Company's consolidated statements of income.

(iii)Prior to the Stonepeak Transaction, the Company and certain of its operating subsidiaries were parties to service agreements with certain subsidiaries of Teekay pursuant to which the Teekay subsidiaries provided to the Company and its subsidiaries crew training and technical management services. All costs incurred by these Teekay subsidiaries related to these services were charged to the Company and recorded as part of vessel operating expenses.

(iv)From September 2018 to June 2022, the Company chartered the Magellan Spirit LNG carrier from the MALT Joint Venture. The time-charter hire expenses charged for the nine months ended September 30, 2022 were $9.1 million ($5.7 million and $17.4 million for the three and nine months ended September 30, 2021, respectively).

(v)Prior to the Stonepeak Transaction, general and administrative expenses included administrative, advisory, business development, commercial and strategic consulting services charged by Teekay and reimbursements to Teekay and the Company's General Partner for costs incurred on the Company's behalf for the conduct of the Company's business. Following the Stonepeak Transaction for a period of approximately one year, Teekay and the Company have agreed to provide to each other certain limited administrative services to complete the separation of the Company's administrative services from Teekay's shared services function.

(vi)In January 2022, the Company incurred restructuring charges of $2.7 million from Teekay related to severance costs resulting from the reorganization and realignment of employees supporting the Company as a result of the Stonepeak Transaction.

(vii)During the three and nine months ended September 30, 2022, the Company charged fees of $0.6 million and $1.8 million, respectively ($0.6 million and $1.8 million for the three and nine months ended September 30, 2021, respectively), to the Yamal LNG Joint Venture relating to the successful bid process for the construction and chartering of six ARC7 LNG carriers. The fees are reflected in equity income in the Company’s consolidated statements of income.

b)    As at September 30, 2022 and December 31, 2021, non-interest-bearing advances to affiliates totaled $20.9 million and $4.2 million, respectively, and non-interest-bearing advances from affiliates totaled $31.1 million and $12.4 million, respectively. These advances are unsecured and have no fixed repayment terms.

c)    For other transactions with the Company's equity-accounted joint ventures not disclosed above, please refer to Note 7.

11. Derivative Instruments and Hedging Activities

The Company uses derivative instruments in accordance with its overall risk management policy.

Foreign Exchange Risk

From time to time, the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at September 30, 2022, the Company was not committed to any foreign currency forward contracts.

The Company entered into cross currency swaps concurrently with the issuance of its NOK-denominated senior unsecured bonds (see Note 8), and pursuant to these swaps, the Company receives the principal amount in NOK on maturity dates of the swaps in exchange for

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Company’s NOK-denominated bonds due in 2023, 2025 and 2026, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swaps as at September 30, 2022.

		Floating Rate Receivable
Principal Amount NOK	Principal Amount $	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (Years)
850,000	102,000	NIBOR	4.60%	7.89%	(23,131)	0.9
1,000,000	112,000	NIBOR	5.15%	5.74%	(10,595)	2.9
1,000,000	117,000	NIBOR	4.90%	6.37%	(14,813)	4.1
					(48,539)
Interest Rate Risk

The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on certain of its outstanding floating-rate debt. Effective January 1, 2022, the Company removed the hedge accounting designation for all interest rate swaps that the Company was previously applying hedge accounting.

As at September 30, 2022, the Company was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (i)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (ii)(iii)	LIBOR	694,577	35,836	2.5	2.2%
U.S. Dollar-denominated interest rate swaps (ii)(iv)	LIBOR	235,202	14,796	4.0	1.7%
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (v)	EURIBOR	39,493	(563)	0.9	3.9%
			50,069

(i)Excludes the margins the Company pays on its floating-rate term loans, which, at September 30, 2022, ranged from 0.60% to 3.25%.
(ii)Principal amount reduces quarterly.
(iii)Two interest rate swaps are subject to mandatory early termination in 2024 whereby the swaps will be settled based on their fair value at that time.
(iv)Forward-starting interest rate swaps with inception dates ranging from October 2023 to April 2024.
(v)Principal amount reduces monthly.

As at September 30, 2022, the Company had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these derivative instruments is presented on a gross basis in the Company’s consolidated balance sheets. As at September 30, 2022, these interest rate swaps and cross currency swaps had an aggregate fair value asset of $50.6 million (December 31, 2021 – $7.1 million) and an aggregate fair value liability of $39.5 million (December 31, 2021 – $36.9 million). As at September 30, 2022, the Company had $14.3 million (December 31, 2021 – $2.9 million) on deposit as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – current and long-term on the Company's consolidated balance sheets.

Credit Risk

The Company is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

The following table presents the classification and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current portion of derivative assets $	Derivative assets $	Accrued liabilities $	Current portion of derivative liabilities $	Derivative liabilities $
As at September 30, 2022
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	12,965	37,703	(36)	(563)	—
Cross currency swap agreements	1,354	—	(249)	(22,922)	(26,722)
	14,319	37,703	(285)	(23,485)	(26,722)
As at December 31, 2021
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	(67)	(2,451)	(3,081)
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	—	3,896	(2,177)	(10,327)	(8,699)
Cross currency swap agreements	672	3,529	(342)	(2,803)	(11,509)
	672	7,425	(2,586)	(15,581)	(23,289)

Realized and unrealized gains (losses) relating to non-designated interest rate swap agreements are recognized in earnings and reported in realized and unrealized gain on non-designated derivative instruments in the Company’s consolidated statements of income. The effect of the gain (loss) on these derivatives on the Company’s consolidated statements of income is as follows:

	Three Months Ended September 30,
	2022			2021
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	(361)	23,093	22,732	(3,919)	4,020	101

	Nine Months Ended September 30,
	2022			2021
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	(7,371)	70,768	63,397	(12,317)	34,178	21,861
Interest rate swap agreement termination	—	—	—	(18,012)	—	(18,012)
	(7,371)	70,768	63,397	(30,329)	34,178	3,849

Realized and unrealized gains (losses) relating to cross currency swap agreements are recognized in earnings and reported in foreign currency exchange gain in the Company’s consolidated statements of income. The effect of the gain (loss) on these derivatives on the Company's consolidated statements of income is as follows:

	Three Months Ended September 30,
	2022			2021
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Cross currency swap agreements	(843)	(21,485)	(22,328)	(1,595)	(3,952)	(5,547)

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

	Nine Months Ended September 30,
	2022			2021
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Cross currency swap agreements	(2,587)	(38,180)	(40,767)	(4,233)	(1,085)	(5,318)

For the periods indicated, the following table presents the gains or losses on interest rate swap agreements designated and qualifying as cash flow hedges and their impact on other comprehensive income (or OCI) (excluding such agreements in equity-accounted investments):

Three Months Ended September 30, 2022	Three Months Ended September 30, 2021
Amount of Loss Reclassified from Accumulated OCI to Interest Expense $	Amount of Gain Recognized in OCI $	Amount of Loss Reclassified from Accumulated OCI to Interest Expense $
(596)	1,040	(840)

Nine months ended September 30, 2022	Nine months ended September 30, 2021
Amount of Loss Reclassified from Accumulated OCI to Interest Expense $	Amount of Gain Recognized in OCI $	Amount of Loss Reclassified from Accumulated OCI to Interest Expense $
(1,952)	5,080	(2,480)

12. Commitments and Contingencies

(a)During September 2022, the Company's 50%-owned Exmar LPG Joint Venture entered into contracts with Hyundai Mipo Dockyard for the construction of two 45,000 cubic meter LPG fueled LPG carriers for scheduled deliveries in 2024 and 2025, respectively. The Company's proportionate share of the total fully built-up cost is approximately $74.3 million. As at September 30, 2022, the Company's proportionate share of costs incurred under these newbuilding contracts totaled $6.9 million and the estimated remaining costs to be incurred are $8.8 million (2023), $37.3 million (2024), and $21.3 million (2025). The Exmar LPG Joint Venture intends to finance the remaining estimated costs with its existing liquidity and future operating cash flow, as well as long-term debt financing to be arranged for the vessels prior to their scheduled deliveries.

(b)The Company has a 30% ownership interest in the Bahrain LNG Joint Venture which has an LNG receiving and regasification terminal in Bahrain. As at September 30, 2022, the Company's proportionate share of the estimated remaining final construction installment on the LNG terminal is $11.3 million and is expected to be incurred in 2023. The Bahrain LNG Joint Venture intends to finance the final construction installment through its undrawn debt financing, of which $7.2 million relates to the Company's proportionate share, its existing liquidity, and its future operating cash flow.

(c)The Company owns 70% of the Tangguh Joint Venture, which is a party to operating leases whereby the Tangguh Joint Venture is leasing the Tangguh Hiri and Tangguh Sago LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The Company’s minimum charter hire payments to be paid and received under these leases are described in more detail in Item 18 – Financial Statements: Note 14c to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2021. Under the terms of the leasing arrangement for the Tangguh LNG Carriers, whereby the Tangguh Joint Venture is the lessee, the lessor claims tax depreciation on its lease of these vessels. As is typical in these types of leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. As at September 30, 2022, the carrying amount of this estimated tax indemnification obligation relating to the leasing arrangement through the Tangguh Joint Venture was $4.8 million (December 31, 2021 – $5.2 million) and was included as part of other long-term liabilities in the consolidated balance sheets of the Company.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

13. Supplemental Cash Flow Information

The following is a tabular reconciliation of the Company's cash, cash equivalents and restricted cash balances for the periods presented in the Company's consolidated statements of cash flows.

	September 30, 2022	December 31, 2021	September 30, 2021	December 31, 2020
	$	$	$	$
Cash and cash equivalents	113,825	92,069	109,596	206,762
Restricted cash – current	42,065	11,888	8,840	8,358
Restricted cash – long-term	10,603	38,100	37,191	42,823
	166,493	142,057	155,627	257,943

The Company maintains restricted cash deposits relating to certain term loans, collateral for cross currency swaps (see Note 11), performance bond collateral and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs.

14. Write-down and Gain on Sale of Vessels

a)    In November 2021, the Company signed a memorandum of agreement for the sale of its wholly-owned multi-gas carrier, the Sonoma Spirit. The vessel was classified as held for sale at its net book value of $9.8 million on the Company's consolidated balance sheet as at December 31, 2021. The vessel was delivered to its buyer in June 2022 for net proceeds of $10.0 million resulting in a gain on sale of $0.2 million, which is included in write-down and gain on sale of vessels for the nine months ended September 30, 2022 in the Company's consolidated statements of income.

b)    In March 2022, the carrying values of two of the Company's LNG carriers, the Seapeak Arctic (formerly Arctic Spirit) and Seapeak Polar (formerly Polar Spirit), were written down to their estimated fair values, using appraised values, as a result of changes in the Company's expectations of these vessels' future opportunities subsequent to the completion of their time-charter contracts in April 2022. The total impairment charge of $44.0 million is included in write-down and gain on sale of vessels for the nine months ended September 30, 2022 in the Company's consolidated statement of income.

15. Restructuring Charges

During the nine months ended September 30, 2022, the Company incurred restructuring charges of $2.7 million. The restructuring charges primarily related to severance costs resulting from the reorganization and realignment of employees supporting the Company as a result of the Stonepeak Transaction.

16. Preferred Unit Repurchases

In March 2022, the Company established a plan which authorized the repurchase of up to $30.0 million of its Series A and Series B Preferred Units. As at September 30, 2022, the Company had repurchased 22,715 Series A Preferred Units and 8,811 Series B Preferred Units for $0.6 million and $0.2 million, respectively, and the remaining dollar value of Series A and Series B Preferred Units that may be repurchased under the plan was $29.2 million.

17. Subsequent Events

a)On October 24, 2022, the Company entered into a sale and purchase agreement with affiliates of Jaccar Holdings (or Jaccar) whereby the Company agreed to acquire 100% of the equity interests in Greenship Gas Trust and Greenship Gas Manager Pte. Ltd. and their subsidiaries (collectively, Evergas) from Jaccar for a cash purchase price of $244.0 million, subject to certain potential adjustments when the transaction closes. The Company expects to finance the cash purchase price with its existing liquidity. As part of the acquisition, the Company will assume the existing financing obligations of Evergas, none of which matures until 2025. Evergas owns and operates two Very Large Ethane Carriers and eight Multi-Gas/LNG carriers that were built between 2015 and 2020. These vessels are employed on fixed-rate time-charter contracts to Ineos Group Limited that expire between 2026 and 2030. Evergas also in-charters six LPG carriers under bareboat charter contracts scheduled to end in 2024. The acquisition is subject to standard closing conditions and is expected to close before the end of 2022.

b)On November 11, 2022, the Company secured a fixed-rate charter contract for the Seapeak Hispania LNG carrier to operate as a Floating Storage Unit until June 2024 with two one-year extension options, which is expected to commence in December 2022.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

18. Restatement of Previously Issued Consolidated Financial Statements

The Company’s investments in its equity-accounted joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, the Company reflects its proportionate share of earnings of its equity-accounted joint ventures (including income from interest rate swaps that are accounted for without the use of hedge accounting) within equity income in its consolidated statements of income and reflects its proportionate share of other comprehensive income of the equity-accounted joint ventures within other comprehensive income in its consolidated statements of comprehensive income (including income from interest rate swaps of the equity-accounted joint ventures that are accounted for with the use of hedge accounting).

Two of the Company’s equity-accounted joint ventures account for their interest rate swaps using U.S. GAAP hedge accounting (the Joint Ventures). Effective January 1, 2022, the Company elected to discontinue the hedge designation for a number of interest rate swaps within its consolidated subsidiaries and believed it could do this for the Joint Ventures as well. Consequently, the Company reported its proportionate share of the income from the interest rate swaps of the Joint Ventures for the three and nine months ended September 30, 2022 within equity income in its consolidated statements of income for the three and nine months ended September 30, 2022. The Company erroneously concluded that it could reflect its proportionate share of income from interest rate swaps held by the Joint Ventures within equity income when the Joint Ventures continue to use a hedge accounting policy for the interest rate swaps within their U.S. GAAP statutory joint venture financial statements, irrespective of whether or not the Company has adopted a policy of not using hedge accounting in its consolidated financial statements. As a result, the Company’s proportionate share of the income from the interest rate swaps held by the Joint Ventures for the three and nine months ended September 30, 2022 should have reflected the application of hedge accounting and the income impact of changes in the fair value of the designated instruments should have been reported within other comprehensive income instead of equity income.

As a result of the conclusions described above, the Company is restating its consolidated statements of income for the three and nine months ended September 30, 2022 and its consolidated statements of comprehensive income for the three and nine months ended September 30, 2022 to increase other comprehensive income by $24.4 million and $78.8 million, respectively, and to decrease equity income and net income by $24.4 million and $78.8 million, respectively, with no impact on total comprehensive income. While there has been no impact to total equity (including total equity attributable to any of the Company’s equity holders), or to the Company’s consolidated cash flows, certain conforming changes have been made to various line items of the Company’s consolidated balance sheet as at September 30, 2022, its consolidated statement of cash flow for the nine months ended September 30, 2022 and its consolidated statement of changes in total equity for the three and nine months ended September 30, 2022, and certain related notes.

SEAPEAK LLC AND SUBSIDIARIES
SEPTEMBER 30, 2022
PART I – FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in "Item 1 – Financial Statements" of this Report on Form 6-K/A and with our audited consolidated financial statements contained in "Item 18 – Financial Statements" and with "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in "Item 5 – Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the year ended December 31, 2021. Included in our Annual Report on Form 20-F is important information about items that you should consider when evaluating our results, information about the types of contracts we enter into and certain non-GAAP measures we utilize to measure our performance. Unless otherwise indicated, references in this Report to “we,” “us” and “our” and similar terms refer to Seapeak LLC and its subsidiaries.

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations gives effect to the restatement adjustments made to the previously reported unaudited Consolidated Financial Statements as of and for the three and nine months ended September 30, 2022. For additional information and a detailed discussion of the restatement, see "Note 18 - Restatement of Previously Issued Consolidated Financial Statements” included in "Item 1 - Financial Statements” of this Report on Form 6-K/A.

OVERVIEW

Seapeak LLC is an international provider of marine transportation services for liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG). As of September 30, 2022, we had a fleet of 46 LNG carriers and 26 LPG/multi-gas carriers. Our ownership interests in these vessels range from 20% to 100%. In addition to our fleet, we have a 30% ownership interest in an LNG receiving and regasification terminal in Bahrain.

SIGNIFICANT DEVELOPMENTS IN 2022

Stonepeak Transaction

On October 4, 2021, we (then known as Teekay LNG Partners L.P.) entered into an agreement and plan of merger (or the Merger Agreement) with Teekay LP L.L.C. (or the General Partner), an investment vehicle (or Acquiror) managed by Stonepeak, and a wholly-owned subsidiary of Acquiror (or Merger Sub). On January 13, 2022, Stonepeak completed its acquisition of us, with Merger Sub merging with and into us, and with us surviving the merger as a subsidiary of Stonepeak (or the Merger). Please read "Item 1 – Financial Statements: Note 1 – Basis of Presentation" for details of this transaction.

Evergas Acquisition

On October 24, 2022, we entered into a sale and purchase agreement with affiliates of Jaccar Holdings (or Jaccar) whereby we agreed to acquire 100% of the equity interests in Greenship Gas Trust and Greenship Gas Manager Pte. Ltd. and their subsidiaries (collectively, Evergas) from Jaccar for a cash purchase price of $244.0 million, subject to certain potential adjustments when the transaction closes. We expect to finance the cash purchase price with our existing liquidity. As part of the acquisition, we will assume the existing financing obligations of Evergas, none of which matures until 2025. Evergas owns and operates two Very Large Ethane Carriers and eight Multi-Gas/LNG carriers that were built between 2015 and 2020. These vessels are employed on fixed-rate time-charter contracts to Ineos Group Limited that expire between 2026 and 2030. Evergas also in-charters six LPG carriers under bareboat charter contracts scheduled to end in 2024. The acquisition is subject to standard closing conditions and is expected to close before the end of 2022.

LNG Carriers Charter Contracts

In January 2022, the charterer of the Creole Spirit LNG carrier exercised its one-year extension option at a fixed rate, which commenced in April 2022.

In January 2022, the 52%-owned joint venture with Marubeni Corporation (or the MALT Joint Venture) secured three-year, fixed-rate charter contracts for the Seapeak Arwa and Magellan Spirit LNG carriers, which commenced in May 2022 and June 2022, respectively.

In July 2022, the Seapeak Polar LNG carrier commenced a fixed-rate charter contract until March 2023 with a two-month extension option.

In July 2022, the Oak Spirit LNG carrier commenced a ten-year, fixed-rate charter contract.

In October 2022, the charterer of the Macoma LNG carrier exercised its three-year extension option at a fixed rate, which commences in October 2023.

In November 2022, we secured a fixed-rate charter contract for the Seapeak Hispania LNG carrier to operate as a Floating Storage Unit until June 2024 with two one-year extension options, which is expected to commence in December 2022.

In November 2022, the MALT Joint Venture secured a nine-month, fixed-rate charter contract for the Seapeak Marib LNG carrier with three nine-month extension options, which is expected to commence in mid-2023, once the vessel redelivers from its current charter contract.

Vessel and Equity-Accounted Investment Sales

In June 2022, we sold our wholly-owned multi-gas carrier, the Sonoma Spirit, for net proceeds of $10.0 million.

In September 2022, we sold our 50% interest in an LNG-related joint venture with Exmar NV (or the Excalibur Joint Venture), which owns one LNG carrier, for net proceeds of $8.8 million.

Russian Invasion of Ukraine

The sanctions announced in February and March 2022 by President Biden and several European and world leaders and nations against Russia as a result of its invasion of Ukraine, and any further sanctions related to the invasion that may be announced in the future, may adversely impact our business given Russia’s role as a major global exporter of crude oil and natural gas. Our business could be harmed by trade tariffs, trade embargoes or other economic sanctions by the United States or other countries against Russia, Russian companies or the Russian energy sector and harmed by any retaliatory measures by Russia in response. While much uncertainty remains regarding the global impact of Russia’s invasion of Ukraine, it is possible that the hostilities could adversely affect our business, financial condition, results of operations and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts or business arrangements may be impacted by events in Russia and Ukraine, which could adversely affect our operations and financial condition. We have not experienced any material negative operational or financial impact as a result of the Russian invasion of Ukraine.

RESULTS OF OPERATIONS

The following includes a comparison of the components of our results of operations for the three and nine months ended September 30, 2022, as compared to the same periods of the prior year.

Liquefied Natural Gas Segment

As at September 30, 2022, our liquefied natural gas segment fleet included 46 LNG carriers and one LNG regasification terminal in Bahrain, in which our interests ranged from 20% to 100%.

The following table compares our liquefied natural gas segment’s operating results, revenue days, calendar-ship-days and utilization for the three and nine months ended September 30, 2022 and 2021, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2022 and 2021 to income from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity income, all data in this table only includes the 22 LNG carriers that are accounted for under the consolidation method of accounting, the ship management and corporate services we provide to certain of our equity-accounted joint ventures and the Magellan Spirit chartered-in from the MALT Joint Venture. A comparison of the results from vessels and assets accounted for under the equity method is described later in this section under "Equity Income".

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended September 30		% Change (restated)
	2022 (restated)	2021
Voyage revenues	135,339	133,754	1.2
Voyage expenses	(7,015)	(1,778)	294.5
Net voyage revenues(1)	128,324	131,976	(2.8)
Vessel operating expenses	(41,900)	(25,326)	65.4
Time-charter hire expense	—	(5,665)	(100.0)
Depreciation and amortization	(31,170)	(31,294)	(0.4)
General and administrative expenses(2)	(5,393)	(11,691)	(53.9)
Income from vessel operations	49,861	58,000	(14.0)
Equity income	58,960	35,241	67.3
Operating Data:
Calendar-ship-days (B)	2,023	2,116	(4.4)
Less:
Scheduled dry-docking days	—	99	(100.0)
Unscheduled off-hire and idle days	187	20	835.0
Revenue days (A)	1,836	1,997	(8.1)
Utilization (A)/(B)	90.8%	94.4%

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Nine Months Ended September 30		% Change (restated)
	2022 (restated)	2021
Voyage revenues	423,921	411,934	2.9
Voyage expenses	(10,702)	(4,748)	125.4
Net voyage revenues(1)	413,219	407,186	1.5
Vessel operating expenses	(126,359)	(78,169)	61.6
Time-charter hire expense	(9,053)	(17,382)	(47.9)
Depreciation and amortization	(91,734)	(92,186)	(0.5)
General and administrative expenses(2)	(18,655)	(24,562)	(24.0)
Write-down of vessels	(43,996)	—	100.0
Restructuring charges	(2,551)	—	100.0
Income from vessel operations	120,871	194,887	(38.0)
Equity income	149,438	94,180	58.7
Operating Data:
Calendar-ship-days (B)	6,160	6,279	(1.9)
Less:
Scheduled dry-docking days	168	183	(8.2)
Unscheduled off-hire and idle days	356	24	1,383.3
Revenue days (A)	5,636	6,072	(7.2)
Utilization (A)/(B)	91.5%	96.7%
(1)This is a non-GAAP financial measure; for more information about this measure, please read “Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures”.
(2)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources). See the discussion under “Other Operating Results” below.
For the nine months ended September 30, 2022, our liquefied natural gas segment's total calendar-ship-days were 6,160 compared to 6,279 days for the same period of the prior year. The decrease in total calendar-ship-days is due to the redelivery of the Magellan Spirit LNG carrier to the MALT Joint Venture at the end of its in-charter contract in June 2022.
Net Voyage Revenues. Net voyage revenues decreased by $3.7 million for the three months ended September 30, 2022 and increased by $6.0 million for the nine months ended September 30, 2022, compared to the same periods of the prior year, primarily as a result of:
•increases of $18.6 million and $55.3 million for the three and nine months ended September 30, 2022 due to the reimbursement of seafarers costs (offset in operating expenses) and ship management and corporate service revenues from certain of our equity-accounted joint ventures following the acquisition of certain restructured subsidiaries from Teekay Corporation (or the Teekay Subsidiaries) on January 13, 2022 (see "Item 1- Financial Statements: Note 1 - Basis of Presentation"); and
•an increase of $4.2 million for the three months ended September 30, 2022 due to 69 off hire days for scheduled dry dockings of the Macoma and Magdala LNG carriers during the third quarter of 2021;

partially offset by:
•decreases of $9.0 million and $11.1 million for the three and nine months ended September 30, 2022 due to off hire days for unscheduled repairs and crew changes on certain of our LNG carriers during 2022;
•decreases of $7.1 million and $10.0 million for the three and nine months ended September 30, 2022 due to the redelivery of the Magellan Spirit LNG carrier in June 2022;
•decreases of $4.6 million and $7.2 million for the three and nine months ended September 30, 2022 due to layup of the Seapeak Arctic LNG carrier following redelivery from its charterer in April 2022;
•decreases of $3.3 million and $5.9 million for the three and nine months ended September 30, 2022 due to layup of the Seapeak Polar LNG carrier following redelivery from its charterer in April 2022 and the vessel earning a lower charter rate upon commencement of a new charter contract in July 2022;

•decreases of $2.0 million and $11.8 million for the three and nine months ended September 30, 2022 due to 42 off hire and idle days for a scheduled dry docking and repositioning of the Seapeak Vancouver LNG carrier during the first quarter of 2022 and the vessel earning a lower charter rate upon redeployment in March 2022;
•a decrease of $1.7 million for the nine months ended September 30, 2022 due to 143 off hire days for scheduled dry dockings of the Seapeak Hispania, Myrina, Megara, Tangguh Hiri and Tangguh Sago LNG carriers during the second quarter of 2022, partially offset by 69 off hire days for scheduled dry dockings of the Macoma and Magdala LNG carriers during the third quarter of 2021; and
•a decrease $1.2 million for the three and nine months ended September 30, 2022 due to the Seapeak Creole LNG carrier earning a lower charter rate during the third quarter of 2022.

Vessel Operating Expenses. Vessel operating expenses increased by $16.6 million and $48.2 million for the three and nine months ended September 30, 2022, compared to the same periods of the prior year, primarily as a result of seafarers costs incurred for LNG carriers in certain of our equity-accounted joint ventures (offset in net voyage revenues) following the acquisition of Teekay Subsidiaries on January 13, 2022 (see "Item 1- Financial Statements: Note 1 - Basis of Presentation").

Time-Charter Hire Expense. Time-charter hire expense decreased by $5.7 million and $8.3 million for the three and nine months ended September 30, 2022, compared to the same periods of the prior year due to the redelivery of the Magellan Spirit LNG carrier to the MALT Joint Venture at the end of its in-charter contract in June 2022.

Write-down of Vessels. During the nine months ended September 30, 2022, two of our LNG carriers, the Seapeak Arctic and Seapeak Polar, were written down to their estimated fair values, as a result of changes in our expectation of these vessels' future opportunities subsequent to the completion of their time-charter contracts in April 2022. These two 1988-built 88,000 cubic meter specialized LNG carriers were both placed into layup in Far East Asia based on their near-term commercial prospects. In July 2022, the Seapeak Polar commenced a fixed-rate charter contract until March 2023 with a two-month extension option.

Equity Income. Equity income was $59.0 million and $149.4 million for the three and nine months ended September 30, 2022, compared to $35.2 million and $94.2 million for the same periods of the prior year, primarily as a result of:
•increases of $12.5 million and $20.5 million for the three and nine months ended September 30, 2022 related to lower unrealized credit loss provisions recorded in certain of our equity-accounted joint ventures primarily due to higher estimated charter-free vessel fair values in the third quarter of 2022 for vessels servicing time-charter contracts accounted for as direct financing or sales-type leases;
•an increase of $9.0 million for the nine months ended September 30, 2022 due to higher earnings from our 50%-owned joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture) primarily due to an increase in estimated reimbursements of dry docking expenditures as a result of a projected increase in future dry docking costs and lower operational claims during the first quarter of 2022;
•increases of $8.4 million and $28.0 million for the three and nine months ended September 30, 2022 primarily due to unrealized gains on non-designated derivative instruments as a result of the cessation of hedge accounting for interest rate swaps by certain of our equity-accounted joint ventures effective January 1, 2022, combined with an increase in long-term forward LIBOR benchmark interest rates; and
•increases of $2.2 million and $3.9 million for the three and nine months ended September 30, 2022 due to higher charter rates earned on new time-charter contracts and extension options for certain vessels in the MALT Joint Venture during 2022;

partially offset by:
•a decrease of $4.9 million for the nine months ended September 30, 2022 due to the redelivery of the Excalibur LNG carrier, which has been idle since completion of its time-charter contract in December 2021, partially offset by a gain on the sale of our 50% interest in the Excalibur Joint Venture in September 2022.

Liquefied Petroleum Gas Segment
As at September 30, 2022, our liquefied petroleum gas segment fleet included 20 LPG carriers, in which we own a 50% interest, and six multi-gas carriers which are wholly-owned.

The following table compares our liquefied petroleum gas segment’s operating results, revenue days, calendar-ship-days and utilization for the three and nine months ended September 30, 2022 and 2021, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2022 and 2021 to loss from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity income, all data in this table only includes the seven multi-gas carriers that are accounted for under the consolidation method of accounting. A comparison of the results from vessels and assets accounted for under the equity method are described below under "Equity Income".

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended September 30,		% Change
	2022	2021
Voyage revenues	11,185	12,823	(12.8)
Voyage expenses	(6,353)	(5,443)	16.7
Net voyage revenues(1)	4,832	7,380	(34.5)
Vessel operating expenses	(3,396)	(5,100)	(33.4)
Depreciation and amortization	(1,593)	(1,708)	(6.7)
General and administrative expenses(2)	(162)	(928)	(82.5)
Loss from vessel operations	(319)	(356)	(10.4)
Equity income	4,370	3,997	9.3
Operating Data:
Calendar-ship-days (B)	552	644	(14.3)
Less:
Scheduled dry-docking days	—	—	—
Unscheduled off-hire and idle days	83	25	232.0
Revenue days (A)	469	619	(24.2)
Utilization (A)/(B)	85.0%	96.1%

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Nine Months Ended September 30,		% Change
	2022	2021
Voyage revenues	35,571	36,214	(1.8)
Voyage expenses	(17,127)	(16,016)	6.9
Net voyage revenues(1)	18,444	20,198	(8.7)
Vessel operating expenses	(12,687)	(14,882)	(14.7)
Depreciation and amortization	(4,729)	(5,067)	(6.7)
General and administrative expenses(2)	(988)	(2,145)	(53.9)
Gain on sale of vessel	194	—	100.0
Restructuring charges	(100)	—	100.0
Income (loss) from vessel operations	134	(1,896)	107.1
Equity income	15,297	11,514	32.9
Operating Data:
Calendar-ship-days (B)	1,818	1,911	(4.9)
Less:
Scheduled dry-docking days	—	33	(100.0)
Unscheduled off-hire and idle days	198	124	59.7
Revenue days (A)	1,620	1,754	(7.6)
Utilization (A)/(B)	89.1%	91.8%
(1)This is a non-GAAP financial measure; for more information about this measure, please read “Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures”.
(2)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources). See the discussion under “Other Operating Results” below.
For the nine months ended September 30, 2022, our liquefied petroleum gas segment's total calendar-ship-days were 1,818 compared to 1,911 days for the same period of the prior year. The decrease in total calendar-ship-days is due to the sale of the Sonoma Spirit in June 2022.

Net Voyage Revenues. Net voyage revenues decreased by $2.5 million and $1.8 million for the three and nine months ended September 30, 2022, compared to the same periods of the prior year, primarily due to the sale of Sonoma Spirit in June 2022 and higher off-hire and idle days during 2022.

Equity Income. Equity income from the Exmar LPG Joint Venture increased by $0.4 million and $3.8 million for the three and nine months ended September 30, 2022, compared to the same periods of the prior year, primarily due to higher charter rates earned in 2022 and higher unrealized gains on non-designated derivative instruments in 2022 due to an increase in long-term forward LIBOR benchmark interest rates;

partially offset by fewer revenue days due to the sales of the Touraine and Temse LPG carriers during the third quarter of 2021 and the Brussels LPG carrier during the first quarter of 2022. Equity income for the nine months ended September 30, 2022 also increased due to a gain on the sale of the Brussels LPG carrier during the first quarter of 2022; partially offset by a write-down of the Bastogne LPG carrier during the second quarter of 2022 upon its classification as held for sale and gains on the sales of the Touraine and Temse LPG carriers during the third quarter of 2021.

Other Operating Results
The following table compares our other operating results for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands of U.S. Dollars)	2022 (restated)	2021	2022 (restated)	2021
General and administrative expenses	(5,555)	(12,619)	(19,643)	(26,707)
Restructuring charges	—	—	(2,651)	—
Interest expense	(35,048)	(29,513)	(96,700)	(89,249)
Realized and unrealized gain on non-designated derivative instruments	22,732	101	63,397	3,849
Foreign currency exchange gain	9,403	2,767	29,560	6,884
Other income (expense)	14,029	1,000	(8,396)	(3,857)
Income tax expense	(2,280)	(2,226)	(6,785)	(3,264)
Other comprehensive income	28,671	8,878	92,763	41,655

General and Administrative Expenses. General and administrative expenses were $5.6 million and $19.6 million for the three and nine months ended September 30, 2022, as compared to $12.6 million and $26.7 million for the same periods of the prior year. The decreases primarily relate to costs incurred in connection with the Stonepeak Transaction during the third quarter of 2021.

Restructuring Charges. Restructuring charges were $2.7 million for the nine months ended September 30, 2022 and primarily relate to severance costs resulting from the reorganization and realignment of employees as a result of the Stonepeak Transaction in January 2022.

Interest Expense. Interest expense was $35.0 million and $96.7 million for the three and nine months ended September 30, 2022, as compared to $29.5 million and $89.2 million for the same periods of the prior year. Interest expense primarily reflects interest incurred on our long-term debt and obligations related to finance leases. The increases were primarily due to an increase in LIBOR for the three and nine months ended September 30, 2022, compared to the same periods of the prior year, partially offset by a lower debt balance as a result of debt repayments.
Realized and Unrealized Gain on Non-designated Derivative Instruments. We enter into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce exposure to interest rate variability on certain of our outstanding U.S. Dollar-denominated and Euro-denominated floating rate debt. Our interest rate swaps typically require settlements every three months and the receipt of floating interest is based on the prevailing LIBOR rate at the beginning of the settlement period. Item 1 – Financial Statements: Note 11 – Derivative Instruments and Hedging Activities" provides details of our current derivative positions and a breakdown of realized and unrealized gains (losses) relating to these non-designated interest rate swap agreements for the three and nine months ended September 30, 2022 and 2021. Realized gains (losses) during a period reflect prevailing LIBOR rates that are higher (lower) than the average fixed rates of our interest rate swaps. Unrealized gains (losses) will primarily reflect an increase (decrease) in the long-term LIBOR yield curve during each relevant period. Realized and unrealized gain on non-designated derivative instruments for the three and nine months ended September 30, 2022 increased from the same periods in 2021, primarily due to increasing LIBOR rates in the three and nine months ended September 30, 2022.
Foreign Currency Exchange Gain. Foreign currency exchange gains were $9.4 million and $29.6 million for the three and nine months ended September 30, 2022, as compared to $2.8 million and $6.9 million for the same periods of the prior year. These foreign currency exchange gains were primarily due to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on our cross currency swaps. Gains and losses on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger (gains) or weaker (losses) U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Our cross currency swaps economically hedge all of the foreign currency and interest rate exposure on our NOK-denominated debt. Our Euro-denominated debt was used to purchase two vessels that are on long-term charters which entitle us to payment of charter-hire in Euros. As such, our Euro-denominated debt is being repaid with these fixed Euro charter hire receipts and consequently our Euro currency exposure is limited by this arrangement.

Other Income (Expense). Other income (expense) was $14.0 million and $(8.4) million for the three and nine months ended September 30, 2022 as compared to $1.0 million and $(3.9) million for the same periods of the prior year. The change in other income (expense) for the three and nine months ended September 30, 2022, was primarily due to a decrease in unrealized credit loss provisions as a result of higher estimated charter-free vessel fair values during the third quarter of 2022 for certain of our LNG vessels, which are servicing time-charter contracts accounted for as direct financing leases, and the impact of such declines on our expectation of the value of such vessels upon completion of their existing charter contracts. The change in other income (expense) for the nine months ended September 30, 2022 was also due to $18.0 million in fees relating to professional services provided in connection with the Stonepeak Transaction during the first quarter of 2022.

Income Tax Expense. Income tax expense was $2.3 million and $6.8 million for the three and nine months ended September 30, 2022, as compared to $2.2 million and $3.3 million for the same periods of the prior year primarily due to changes in current and deferred tax balances related to the change in timing of deductions in the Tangguh Joint Venture, in which we have a 70% ownership interest.

Other Comprehensive Income. Other comprehensive income was $28.7 million and $92.8 million for the three and nine months ended September 30, 2022, as compared to $8.9 million and $41.7 million for the same periods of the prior year. The change in other comprehensive income for the three and nine months ended September 30, 2022, was primarily due to the cessation of hedge accounting for interest rate swaps held in the RasGas II Joint Venture and in certain of our equity-accounted joint ventures effective January 1, 2022 and an increase in long-term forward LIBOR benchmark interest rates relative to the beginning of 2022 and the resulting unrealized gains on our interest rate swap agreements where the results of our joint ventures reflect the use of hedge accounting.

Liquidity and Capital Resources
Sources and Uses of Capital

For a description of our sources and uses of capital, please read “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2021.

Our sources of funds include borrowings from debt facilities and borrowings from obligations related to finance leases, which are described in "Item 1 – Financial Statements: Note 5 – Obligations related to Finance Leases and Note 8 – Long-Term Debt". We also guarantee our proportionate share of certain loan facilities and obligations on interest rate swaps for our equity-accounted joint ventures. As at September 30, 2022, this proportionate share, based on the aggregate principal amount of the loan facilities and fair value of the interest rate swaps, was $1.2 billion. As at September 30, 2022, with the exception of debt service coverage ratio breaches for two of the vessels in the Angola Joint Venture, all of our equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that we guarantee. In October 2022, the Angola Joint Venture obtained a waiver for the covenant requirements that were not met at June 30, 2022, with such waiver being valid until the next compliance test at December 31, 2022. The waiver is subject to the condition that dividends are withheld from the joint venture partners until such time that the loan facilities mature.

Certain of our credit facilities and obligations related to finance leases require us to maintain financial covenants. If we do not meet these financial covenants, the lender or lessor may limit our ability to borrow additional funds under our credit facilities and accelerate the repayment of our revolving credit facilities, term loans and obligations related to finance leases, which would have a significant impact on our short-term liquidity requirements. The terms of and compliance with these financial covenants are described in further detail in "Item 1 – Financial Statements: Note 5 – Obligations related to Finance Leases and Note 8 – Long-Term Debt" included in this Report. Certain of our debt facilities and obligations related to finance leases require us to make interest payments based on LIBOR, NIBOR or EURIBOR. Significant increases in interest rates could adversely affect results of operations and our ability to service our debt; however, as part of our strategy to minimize financial risk, we use interest rate swaps and cross currency swaps to reduce our exposure to market risk from changes in interest rates. Our current positions are described in further detail in "Item 1 - Financial Statements: Note 11 – Derivative Instruments and Hedging Activities" included in this Report and the extent of our exposure to changes in interest rates is described in further detail in "Item 11 – Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report on Form 20-F for the year ended December 31, 2021.
Liquidity

Our total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $348.8 million as at September 30, 2022, compared to $327.5 million as at December 31, 2021, an increase of $21.3 million. This increase was primarily due to an increase in cash and cash equivalents of $21.8 million (as detailed in "Item 1 - Financial Statements: Unaudited Consolidated Statements of Cash Flows" excluding an increase in restricted cash of $2.7 million) and a decrease in the amounts available and undrawn on our revolving credit facilities of $0.5 million.

The following table summarizes our contractual obligations as at September 30, 2022, excluding those of our equity-accounted joint ventures. We expect our liquidity at September 30, 2022 plus the operating cash flow we expect to generate from customer contracts in place at September 30, 2022, will be sufficient to pay our obligations coming due in the next 12-month period. Our ability to pay our obligations, refinance our long-term debt and finance leases coming due subsequent to September 30, 2022 will depend on, among other things, our ability to continue to service our long-term charter contracts, our financial condition and the condition of credit markets in the months leading up to the maturity dates. In addition, as at September 30, 2022, we did not have any significant capital commitments related to the acquisition of new or second-hand vessels. However, we expect to bid on selected LNG projects in the future and if we are awarded any of such contracts, it is expected that we would concurrently enter into construction contracts related to new vessels. In addition, we may expand the size of our fleet through the purchase of second-hand vessels. Our ability to continue to expand the size of our fleet over the long-term is dependent upon our ability to generate operating cash flow, obtain long-term bank borrowings, sale-leaseback financings and other debt, as well as our ability to raise debt or equity financing through public or private offerings. In October 2022, we entered into a sale and purchase agreement to acquire 100% of the equity interests in Evergas for a cash purchase price of $244.0 million, subject to certain potential adjustments related to when the transaction closes. We expect to finance the cash purchase price with our existing liquidity, upon closing of the transaction, which is expected before the end of 2022. For additional information relating to this transaction, see "Item 1 - Financial Statements: Note 17 – Subsequent Events" included in this Report.

	Total	12 Months Following September 30, 2022	Remainder of 2023	2024	2025	2026	Beyond 2026
	(in millions of U.S. Dollars)
U.S. Dollar long-term debt:
Scheduled repayments	439.1	86.9	22.0	85.2	82.9	59.9	102.2
Repayments at maturity	433.8	—	60.0	22.1	—	242.8	108.9
Euro long-term debt (1)	85.0	53.5	7.1	24.4	—	—	—
Norwegian Kroner long-term debt (1)	261.8	78.1	—	—	91.9	91.8	—
Commitments related to finance leases (2)	1,499.8	135.8	33.7	132.0	129.7	305.5	763.1
Commitments related to operating leases (3)	160.8	24.6	6.1	25.0	25.0	24.6	55.5
Totals	2,880.3	378.9	128.9	288.7	329.5	724.6	1,029.7

(1)Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rates as of September 30, 2022.

(2)Includes, in addition to lease payments, amounts we are required to pay to purchase the leased vessels at the end of their respective lease terms.

(3)We have corresponding leases whereby we are the lessor and expect to receive approximately $138.2 million under these leases from the remainder of 2022 to 2029.

In addition to the commitments in the table above, our equity-accounted joint ventures have commitments to fund newbuilding and other construction contract costs all of which are non-recourse to us. See "Item 1 - Financial Statements: Note 12 – Commitments and Contingencies" included in this Report.

Critical Accounting Estimates and Risk Factors

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates" of our Annual Report on Form 20-F for the year ended December 31, 2021, are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our critical accounting policies, please read "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates" and "Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies" in our Annual Report on Form 20-F for the year ended December 31, 2021. Other than what has been disclosed in "Item 1 – Financial Statements: Note 2 – Accounting Pronouncements", there have been no significant changes in accounting estimates and assumptions from those discussed in our 2021 Annual Report on Form 20-F.

In addition to the other information set forth in this Report on Form 6-K/A, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021, which could materially affect our business, financial condition or results of operations.

Non-GAAP Financial Measures

Net Voyage Revenues

Net voyage revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use net voyage revenues as a measure of equating revenues generated from voyage charters to revenues generated from time-charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Since, under time-charters, the charterer pays the voyage expenses, whereas under voyage charters, the shipowner pays these expenses, we include voyage expenses in net voyage revenues. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the shipowner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net voyage revenues are generally comparable across the different types of contracts. We principally use net voyage revenues because it provides more meaningful information to us than voyage revenues. Net voyage revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages.

How we use net voyage revenues and the reasons for such use may be unique to the shipping industry. Given that net voyage revenues is a measure which deducts certain operating expenses from revenue, this metric may be more commonly viewed as an alternative measure of gross profit. Viewed in this context, income from operations would be the most directly comparable GAAP financial measure and net voyage revenues has been defined as income from vessel operations before restructuring charges, write-down and (gain) on sale of vessels, general and administrative expenses, depreciation and amortization, time-charter hire expenses and vessel operating expenses. The following table reconciles net voyage revenues with income from vessel operations:

	LNG Segment		LPG Segment
	Three Months Ended September 30,		Three Months Ended September 30,
(in thousands of U.S. Dollars)	2022 $	2021 $	2022 $	2021 $
Income from vessel operations	49,861	58,000	(319)	(356)
General and administrative expenses	5,393	11,691	162	928
Depreciation and amortization	31,170	31,294	1,593	1,708
Time-charter hire expenses	—	5,665	—	—
Vessel operating expenses	41,900	25,326	3,396	5,100
Net voyage revenues	128,324	131,976	4,832	7,380

	LNG Segment		LPG Segment
	Nine Months Ended September 30,		Nine Months Ended September 30,
(in thousands of U.S. Dollars)	2022 $	2021 $	2022 $	2021 $
Income from vessel operations	120,871	194,887	134	(1,896)
Restructuring charges	2,551	—	100	—
Write-down and (gain) on sale of vessels	43,996	—	(194)	—
General and administrative expenses	18,655	24,562	988	2,145
Depreciation and amortization	91,734	92,186	4,729	5,067
Time-charter hire expenses	9,053	17,382	—	—
Vessel operating expenses	126,359	78,169	12,687	14,882
Net voyage revenues	413,219	407,186	18,444	20,198

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K/A for the three and nine months ended September 30, 2022 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•the expected timing and completion of dry docking activities;
•our liquidity needs, including our anticipated funds and sources of financing for liquidity and working capital needs and the sufficiency of cash flows and our expected debt refinancing, and our expectation that we will have sufficient liquidity for at least a one-year period;
•the expected timing and completion of the transactions contemplated by our sales and purchase agreement with Jaccar relating to Evergas;
•the expected commencement of certain charter contracts;
•the expected timing of deliveries and cost relating to the LPG carrier newbuildings in the Exmar LPG Joint Venture;
•expected exposure to interest rate volatility;
•the consideration we generally receive in connection with vessel management and other contracts;
•our expectation to bid on selected LNG projects in the future and our expectation to enter into any awarded construction contracts related to new vessels;
•expected interest payments; and
•expectations regarding the impact of uncertain tax positions.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words believe, anticipate, expect, estimate, project, will be, will continue, will likely result, plan, intend or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: the competitive factors in the markets in which we operate; changes in the financial stability of our charterers; changes in our expenses; higher than expected costs and/or delays associated with the drydocking of our vessels; potential delays in the deliveries and potential increases in costs relating to the LPG carrier newbuildings in the Exmar LPG Joint Venture; potential for early termination of long-term contracts and our ability to renew or replace long-term contracts; our ability to secure charter contracts for our vessels; loss of any customer, time-charter contract or vessel; changes in production or price of LNG or LPG; potential development of active short-term or spot LNG or LPG shipping markets; spot market rate fluctuations; our ability to generate and access additional cash and capital during the next 12 months; our and our joint ventures’ potential inability to raise financing, to refinance our or their debt maturities, or to purchase additional vessels; the timing and satisfaction of closing conditions to our sales and purchase agreement with Jaccar relating to Evergas and performance by us and Jaccar of our respective obligations thereunder; our exposure to inflation, interest rate and currency exchange rate fluctuations; conditions in the public equity and debt markets; political, governmental and economic instability in the regions and markets in which we operate; changes in laws or regulations, including those relating to the regulation of greenhouse gases; the application of sanctions to us or any of our counterparties or joint venture partners; LNG or LPG project delays or abandonment; the duration and extent of the COVID-19 pandemic and any resulting effects on the markets in which we operate; the impact of the COVID-19 pandemic (including any variants) on our ability to maintain safe and efficient operations; the impact of Russia's invasion of Ukraine on our business given Russia's role as a major global exporter of crude oil and natural gas; the impact of the events in Russia and Ukraine on third party counterparties to our charter contracts or business arrangements; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2021. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEAPEAK LLC

Date: March 31, 2023	By:	/s/ Scott Gayton
Scott Gayton
Chief Financial Officer
(Principal Financial and Accounting Officer)